May 06, 2009

Mr. John M. Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re: United States Steel Corporation Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 24, 2009
     File No. 001-16811
--------------------------------------------------------------------------------

Dear Mr. Hartz:

This letter is in response to your letter of April 22, 2009 regarding the subject filing.

U. S. Steel is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it. We believe that we have addressed a number of your comments in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, which we filed on April 27, 2009 (the "First Quarter 2009 Form 10-Q"), and in our Current Report on Form 8-K filed on May 4, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------
Item 7. Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
OF Operations, page 52
----------------------
Overview, page 52
-----------------

1. In your MD&A you provide an overview of how your business has been negatively impacted by the economy, how you intend on maintaining your available liquidity, your ability to access credit markets and your strategic review of costs and organization structure in an effort to reduce costs. In future filings, please expand your discussion to provide additional detailed information on the global economic downturn and its impact on your customers, recent order activity, expected trends, and potential future actions by management to manage these events.

Response: In our First Quarter 2009 Form 10-Q, United States Steel Corporation
          ("U. S. Steel") expanded its disclosures regarding the impact of the global economic crisis on U. S. Steel, the current actions we are implementing, and the potential future actions we may implement to manage through this severe downturn. The disclosures on pages 29 and 30 of our First Quarter 2009 Form 10-Q are reproduced below:

               U. S. Steel has been and continues to be adversely impacted by the current global recession. Our raw steel capability utilization rate in the first quarter of 2009 was 38% for North American operations and 55% for European operations. Based upon published industry reports, we believe our operating level is representative of the integrated steel industry as a whole. As a result, we incurred an operating loss of $478 million in the first quarter of 2009 and we expect an operating loss in the second quarter as our order book remains at low levels and idled facility carrying costs continue to be incurred. Extremely short lead times coupled with the uncertainty surrounding financial markets and key steel-consuming industries such as automotive and construction make it difficult to forecast beyond a very short horizon.

               In light of the very challenging and uncertain conditions in each of our major business segments, we continue to implement actions to enhance our liquidity, maintain a solid balance sheet and position us for growth over the long term. Several of these actions are summarized below, and are in addition to the numerous actions we have already taken as described on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2008.

               * We further consolidated our production for greater efficiency and temporarily idled additional facilities. As of the date of this filing, U. S. Steel continues to operate the following major facilities: Mon Valley Works, Gary Works, Fairfield Works,
               U. S. Steel Kosice, U. S. Steel Serbia finishing facilities, Lake Erie Works cokemaking facilities, Minntac iron ore operations, Lorain Tubular and Fairfield Tubular. All remaining major facilities have been temporarily idled.

               * Our Board of Directors reduced our quarterly dividend from $0.30 per share to $0.05 per share, which will result in annual cash savings of approximately $116 million.

               * We have received executed consents from the lenders holding a majority of the commitments under our $750 million credit facility and a majority of the debt under each of our $655 million of outstanding term loans to eliminate the existing financial covenants and replace them with a fixed-charge coverage ratio covenant of 1.1:1 that is only tested if availability under the $750 million credit facility falls below approximately $112.5 million. The fixed charge coverage ratio will be defined in the amendments, and we expect it to be calculated at the end of each quarter, on the basis of the ratio, for the four consecutive quarters then ended, of operating cash flow to cash charges. For the amendments, U. S. Steel will be required to revise pricing and amend certain terms and conditions and provide collateral, principally in the form of inventory. The amendments are not expected to become effective until later in the second quarter and are subject to the completion of definitive financing documentation and collateral diligence.

               * We announced public offerings of common stock and senior convertible notes due 2014.

               * We reduced our capital expenditure budget for 2009 from $740 million to $410 million.

               * We generated significant cash flow from working capital reductions in the last two quarters, including a substantial reduction in accounts receivable. We expect continued cash flow from further working capital reductions over the balance of 2009, which we expect will be generated largely from reductions in raw materials, in-process and finished goods inventory.

               * We reached agreement with the United Steelworkers (USW) to defer up to $170 million in mandatory retiree health care and life insurance trust contributions.

               * Effective July 1, 2009, executive and general manager base salaries and fees for our Board of Directors will be reduced by up to 20 percent.

               * Our CEO informed the Compensation and Organization Committee of the Board of Directors that in light of his existing long-term incentive grants and direct share ownership, he declined to be considered for any 2009 long-term incentive grants should the Committee take up that matter at a later date for other executives and employees. The Committee accepted his recommendation.

          We continue to monitor the impact of the global economic crisis on
          U. S. Steel and have updated our prior Outlook disclosure on page 43 of our First Quarter 2009 Form 10-Q, which is reproduced below:

               We continue to face an extremely difficult global economic environment. We expect an operating loss in the second quarter as our order book remains at low levels and idled facility carrying costs continue to be incurred. Extremely short lead times coupled with the uncertainty surrounding financial markets and key steel-consuming industries such as automotive and construction make it difficult to forecast beyond a very short horizon.

          Lastly, we have expanded our disclosures to include the following risk factor on page 59 of our First Quarter 2009 Form 10-Q to include disclosure regarding the latest announcements by our customers, as reproduced below:

               Risks related to the current global recession

               Our annual report on Form 10-K contains a number of risk factors relating to the current global recession. Since the filing of the Form 10-K, the market for steel products has remained at depressed levels. Recent developments concerning the auto industry that may negatively impact us include the announcement by the President of the United States that the plans submitted by General Motors Corporation and Chrysler LLC do not go far enough to warrant the substantial new investments that these companies are requesting, and that the companies have only a limited additional period of time to produce a plan that would support an investment of additional U.S. taxpayer dollars; statements by General Motors and Chrysler executives that they may consider seeking bankruptcy protection; and General Motors' recent announcement that it will schedule multiple down weeks at 13 assembly operations in North America, removing approximately 190,000 vehicles from General Motors' production schedule in the second and early third quarter of 2009. The continued decline of the North American auto industry could force us to idle additional facilities. Bankruptcy filings by any of our major customers would increase the risk of collecting amounts owed by them, and would reduce availability under our Receivables Purchase Agreement. We would also be negatively impacted if our customers' sales decline as a result of market concerns about their viability, continued availability of warranties and service and the ripple effect through the world economy. Also, the North American rig count for March 2009 dropped to 1,301, compared to the February 2009 level of 1,733 and down 904 from the same month last year. This increases the risk of further declines in tubular sales and prices.

Critical Accounting Estimates, page 53
--------------------------------------
Goodwill and Identifiable Intangible Assets and Asset Impairments, pages 54-55
------------------------------------------------------------------------------

2. You have a significant amount of long-lived assets, goodwill and intangible assets. Recently events described in paragraph 28 of SFAS 142 and/or paragraph 8 of FAS 144 have occurred and there were indications that the value of your long-lived assets/goodwill/intangibles may not be fully recoverable. Based on your testing you determined that your goodwill, long-lived assets and intangibles were not impaired.

     Your market capitalization is significantly below the book value of your equity. Explain how you analyzed this difference and were able to conclude that an impairment has not been incurred. Please explain any qualitative and quantitative factors you considered (e.g., reconciliation).

     Please tell us about this and revise future filings to clarify disclosures. In particular:

          * Explain in better detail and support how you identified reporting units

          * Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units

          *    Disclose significant assumptions, if applicable
               *    Consideration of any market-based approach
               * Describe how your growth rates relate to the performance of the 4th quarter

          *    Control Premiums

          * Whether the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes

     Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

     We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that impairment or restructuring charges may be recorded.

     You provide some sensitivity analysis regarding goodwill and property, plant and equipment on page 55. Please consider clarifying this analysis further in future filings. For example, consider addressing individual reporting units and asset groupings. Also consider what level of adverse impact based on any major assumption could result in a material impairment charge and quantify that level of adverse impact.

Response: As noted in our Annual Report on Form 10-K for the year ended
          December 31, 2008 (the "2008 Form 10-K"), in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), U. S. Steel tests its goodwill for impairment at the reporting unit level on an annual basis during the third quarter, and between annual tests if events occur or circumstances indicate that the carrying value may not be recoverable.

          We have two reporting units that have a significant amount of goodwill all of which is associated with our 2007 acquisitions of Lone Star and Stelco. We allocated goodwill to our Flat-rolled reporting unit, which is also an operating segment, from both acquisitions. In the Stelco acquisition, we acquired two integrated steel plants, which produce a variety of flat-rolled products, and several interests in iron ore operations. Substantially all of the acquired facilities are included in the Flat-rolled reporting unit. In the Lone Star acquisition, we assigned a portion of the goodwill to the Flat-rolled reporting unit since we expect it to benefit from higher operating rates as it will be the primary source for the semi-finished product needs of the acquired tubular facilities. We allocated substantially all of the remaining goodwill to our Texas Operations reporting unit as it includes the majority of the welded-pipe production facilities acquired in the Lone Star transaction.

          We prepared our Step one goodwill impairment test as of August 31, 2008 by calculating an estimate of the fair value of the reporting units. Fair value was estimated using the income approach, which is based on projected future cash flows discounted to present value using factors that consider the timing and the risk associated with the future cash flows. Fair value for the Flat-rolled and Texas Operations reporting units was estimated using future cash flow projections for the years 2009 through 2013, which were prepared as part of our strategic planning process completed in July 2008, and assuming a 3.2 percent and 2.0 percent, respectively, compound annual growth rate for the years 2014 and beyond. We used a discount rate of 11 percent for both reporting units.

          The estimated fair value of the Flat-rolled and Texas Operations reporting units was compared to the respective reporting unit's carrying value, including goodwill. The estimated fair value of both reporting units exceeded their carrying values. Therefore, goodwill of the reporting units was not considered impaired as of August 31, 2008 and no Step two testing was required.

          We considered the negative business conditions and decrease in market capitalization in the fourth quarter of 2008 to be a triggering event as defined by SFAS 142 and goodwill was subsequently tested for impairment as of December 31, 2008. To reflect the adverse economic business conditions that existed in the fourth quarter of 2008, we used conservative assumptions in the December 2008 goodwill impairment test. We substantially reduced our projected cash flows for the years 2009 through 2013 from those used in the August 2008 goodwill impairment test. Furthermore, for both reporting units, we assumed a
          2.25 percent compound annual growth rate for years 2014 and beyond and a discount rate of approximately 11 percent.

          The estimated fair value of the Flat-rolled and Texas Operations reporting units was compared to the respective reporting unit's carrying value, including goodwill. The estimated fair value of both reporting units exceeded their carrying values. Therefore, goodwill of the reporting units was not considered impaired as of December 31, 2008 and no Step two testing was required.

          We also tested our long-lived assets for impairment as of December
          31, 2008 in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Live Assets" (SFAS 144). The test indicated a substantial excess of gross expected cash flows over carrying value for each asset group. Therefore, there was no indication of long-lived asset impairment.

          As part of our December 2008 test, we also considered the fact that our market capitalization had fallen below our book value of equity at December 31, 2008. We noted significant volatility in our stock price during 2008, as evidenced by the 52-week high of $196.00 reached on June 24, 2008 and the 52-week low of $20.71 reached on November 20, 2008. The 846% decrease from our 52-week high stock price occurred in just a five-month time period. Therefore, we believe that a rolling average market capitalization is a more reasonable estimate of fair value than market capitalization as of a single date. Our average market capitalization for the three, six, nine and twelve month periods ended December 31, 2008 was as follows:

          Periods ended December 31, 2008
          (dollars in millions)

          Three       Six        Nine      Twelve
          Months     Months     Months     Months
          ------     ------     -------    -------
          $4,268     $9,653     $12,876    $12,824

          In three of the four periods, our average market capitalization substantially exceeded our $4.9 billion book value at December 31, 2008. We felt that this was evidence that a significant portion of the recent decline in U. S. Steel's stock price is related to the current unprecedented liquidity crisis in the overall economy and is not specific to U. S. Steel. Furthermore, during the fourth quarter of 2008, the stock prices of other companies in our industry declined significantly, as did those in many other industries. We have also seen similar trends in major market indexes. The S&P 500 index started 2008 at 1,467.97 on January 2, 2008 and hit a low of 741.02 on November 21, 2008. The Dow Jones Industrial Average reflected a similar pattern opening 2008 at 13,261.82 and reaching a low on November 21, 2008 of 7,392.27.

          We also believe that near term concerns about U. S. Steel's liquidity were reflected in our stock price during the fourth quarter of 2008. Although we had plans to address our existing financial covenants, which we later disclosed in our First Quarter 2009 Form 10-Q, the market was not yet aware of these plans and would have taken this risk into account when valuing our common stock.

          Based on the reasons above, we considered it most appropriate to reconcile the aggregate estimated fair value of our reporting units to our market capitalization using our twelve month rolling average market capitalization as of December 31, 2008. The reconciliation confirmed our estimate of fair value for our reporting units including a reasonable control premium.

          We also considered the following qualitative evidence in reaching our conclusions at December 31, 2008:

          * Record Performance in 2008 - Although the global economic conditions negatively impacted our fourth quarter 2008 results, U. S. Steel still reported its best financial performance in its 100-plus year history with $3.1 billion of income from operations in 2008 which included $522 million of operating income in the fourth quarter. Moreover, 2008 completed a five-year period with operating income of slightly more than $9 billion.

          * Long-term View of U. S. Steel - 2008 continued nearly a decade of growth and progress that has transformed and revitalized the Company. Our focus on the core business of producing steel places
            U. S. Steel in a better position to weather this adverse environment. U. S. Steel has experienced past economic downturns and has been able to cut costs and dispose of non-core assets to return the Company to profitability the following year. In the last 15 years, we have not experienced a loss from consolidated operations in two consecutive years. The economic downturn only developed in the fourth quarter of 2008, yet we still had record earnings as noted above. We felt that it was premature to change the long-term view of our company as of December 31, 2008 as we have not yet seen the sustained decline in our business conditions or stock price that would cause us to do so.

            Steel is and remains the product of choice for many critical applications in automotive, oil and gas drilling, appliance and other applications. Reported world wide apparent steel use has steadily increased over the last ten years from 705 million tons in 1997 to 1.2 billion tons in 2007.

          * Conservative Assumptions - As noted above, we substantially reduced our projected cash flows from those used in the August 2008 impairment test which used data prepared as part of our strategic planning process. We used a conservative long-term compound annual growth rate of 2.25 percent. Based on data from the U.S. Department of Commerce Bureau of Economic Analysis, the annual U.S. GDP growth has averaged 2.9% over the past 10 and 20 year periods. Furthermore, world steel production from 1995 to 2007 has increased at an average annual growth rate of almost five percent. Although the global economic crisis negatively impacted our Flat-rolled reporting unit's growth rate during the fourth quarter of 2008, it did not change our long-term view of our business.

          * Infrastructure Stimulus Package - The American Reinvestment and Recovery Act contains a $787 billion economic stimulus package which includes a $150 billion investment in our nation's infrastructure, including a provision mandating the use of domestic steel in stimulus-funded infrastructure projects. This is the largest infrastructure investment since the 1950s. Meaningful impact from the stimulus package may not be realized until late 2009 or even 2010. However, we anticipate the infrastructure stimulus package will have a positive impact on steel demand and will be accretive to our future cash flows.

          * Steel Industry Consolidation - We began 2000 as a domestic steelmaker with 12.8 million net tons of annual raw steelmaking capability and 19,000 employees. By year-end 2000, we had become an international steelmaker through the acquisition of U. S. Steel Kosice. Then, in 2003, we purchased the steelmaking assets of National Steel Corporation and acquired U. S. Steel Serbia. In 2007, we acquired Lone Star and Stelco. As of December 31, 2008,
            U. S. Steel was the eighth largest steel producer in the world with 31.7 million net tons of annual raw steelmaking capability and nearly 50,000 employees. Unlike the fragmented steel industry that existed a decade ago, the current steel industry is characterized by fewer but stronger companies. Being larger allows us more flexibility to adjust our capacity to changes in customer demand by temporarily idling plants and reducing production at others.

          In response to your comments, we have expanded our disclosures from
          Note 1 to the financial statements in our 2008 Form 10-K in regards to our reporting units, how goodwill was allocated to them and the method and significant assumptions used in determining fair value for our December 2008 goodwill impairment test. This expanded disclosure is included in both Note 6 to the Financial Statements on pages 8 and 9 and in Critical Accounting Estimates on pages 30 and 31 of the First Quarter 2009 Form 10-Q. The relevant sections from Note 6 to the financial statements from our First Quarter 2009 Form 10-Q are reproduced below:

               Goodwill represents the excess of the cost over the fair value of acquired identifiable tangible and intangible assets and liabilities assumed from businesses acquired. Goodwill is tested for impairment at the reporting unit level annually in the third quarter and whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation of impairment involves comparing the fair value of the associated reporting unit to its carrying value, including goodwill. Fair value is determined using the income approach, which is based on projected future cash flows discounted to present value using factors that consider the timing and the risk associated with the future cash flows. Using data prepared each year as part of our strategic planning process, we complete a separate fair value analysis for each reporting unit with goodwill.

               We have two reporting units that have a significant amount of goodwill. Our Flat-rolled operating segment was allocated goodwill from the Stelco and Lone Star acquisitions in 2007. These amounts reflect the benefits we expect the Flat-rolled reporting unit to realize from expanding our flexibility in meeting our customers' needs and running our Flat-rolled facilities at higher operating rates to source our semi-finished product needs. Our Texas Operations reporting unit was allocated goodwill from the Lone Star acquisition, reflecting the benefits we expect the reporting unit to realize from expanding our tubular operations.

               The change in business conditions in the fourth quarter of 2008 was considered a triggering event as defined by FAS 142, "Goodwill and Other Intangible assets," and goodwill was subsequently tested for impairment as of December 31, 2008. Fair value for the Flat-rolled and Texas Operations reporting units was estimated using future cash flow projections based on management's long range estimates of market conditions over a five-year horizon with a 2.25 percent compound annual growth rate thereafter. We used a discount rate of approximately 11 percent for both reporting units. Our testing did not indicate that goodwill was impaired for either reporting unit as of December 31, 2008.

          Further, we have also included the disclosure above as well as further clarifying comments in regards to the sensitivity of our December 2008 testing of goodwill for impairment to changes in key assumptions on pages 30 and 31 of our First Quarter 2009 Form 10-Q under Critical Accounting Estimates. We disclose the level of changes to either the discount rate or compound annual growth rate assumptions used in our December 2008 testing of our two reporting units that could have resulted in a material impairment charge. This additional disclosure in regards to sensitivity is reproduced below:

               A 0.25 percent and a 1 percent increase in the discount rate used for the Flat-rolled and Texas Operations reporting units, respectively, may have resulted in a material impairment charge. A 0.25 percent and a 1 percent reduction in the assumed compound annual growth rate used for the Flat-rolled and Texas Operations reporting units, respectively, may have resulted in a material impairment charge. Additionally, if our discounted future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, goodwill may be subject to impairment in future periods.

          As noted above, our SFAS 144 long-lived assets impairment test as of December 31, 2008 indicated substantial excess of gross expected cash flows over carrying value for each asset group. For this reason, we did not believe that impairment was reasonably likely to materially impact future operating results as described in Item 303 of Regulation S-K, and we felt that a summary level sensitivity disclosure was appropriate.

          Lastly, we have also expanded our Risk Factor in regards to goodwill, to provide disclosure in regards to the risk of an impairment charge for goodwill, which is reproduced below:

               Risks related to goodwill - As of March 31, 2009, we had $1.6 billion of goodwill on our balance sheet related to the Lone Star and Stelco acquisitions. Goodwill is tested for impairment annually in the third quarter and whenever events or circumstances indicate that the carrying value may not be recoverable. We considered the change in business conditions and the corresponding decrease in our stock price in the fourth quarter of 2008 to be a triggering event as defined by Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," and we therefore tested goodwill for impairment as of December 31, 2008. Our testing, which was based on the assumptions discussed in Note 1 to our financial statements contained in our annual report on Form 10-K for the year ended December 31, 2008, did not indicate that goodwill was impaired as of December 31, 2008. The continuation of adverse business conditions and our actions to address them in the first quarter of 2009 were not considered to be a triggering event. We view such actions as a continuation of the measures that began in the fourth quarter of 2008 to respond to the global recession. Furthermore, we do not have any additional visibility into discounted future cash flows than we had in the fourth quarter of 2008. Therefore, we did not test goodwill for impairment as of March 31, 2009. If a continued deterioration of business conditions or other factors have an adverse effect on our estimates of discounted future cash flows or compound annual growth rate, or if we experience a sustained decline in our market capitalization, we may test goodwill for impairment prior to the annual test in the third quarter of 2009. Future testing may result in an impairment charge.

Item 8. Financial Statement and Supplementary Data, page F-1
------------------------------------------------------------
Note 15 - Debt, page F-36
-------------------------
3. You disclose that you are [in] compliance with all of your debt covenants at December 31, 2008. If it ever becomes reasonably likely that you will not comply with your debt covenants and non-compliance could be material, you should provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

     Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them. We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement. Confirm to us your understanding of these disclosure requirements.

Response: If future facts and circumstances suggest that it is reasonably likely that U. S. Steel will not be able to comply with material debt covenants we will provide appropriate disclosure. As discussed in response to (1) above, the First Quarter 2009 Form 10-Q disclosed that we have received executed consents to amend our $750 million credit facility to eliminate the existing covenants and replace them with a fixed charge coverage ratio covenant of 1.1:1 that is only tested if availability under the $750 million credit facility falls below approximately $112.5 million. We are in full compliance with the existing covenants. In our Current Report on Form 8-K filed on May 4, 2009, we disclosed that our Three-year Term Loan due 2010 and our Five-year Term Loan due 2012 will be repaid in their entirety from the proceeds of our recent offerings of Common Stock and 4% Senior Convertible Notes due 2014, which do not contain any financial covenants.

          We confirm to the Commission that we understand the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement.

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me (412-433-1166), or, in my absence, John Quaid, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-
2877) or Joseph Napoli, Senior General Attorney-Corporate (412-433-2891) directly.

Sincerely,


/s/ Gregory A. Zovko
--------------------
Gregory A. Zovko

cc:  Gretchen R. Haggerty
     Executive Vice President and Chief Financial Officer